Exhibit (a)(1)(A)

                               COMPANY NOTICE
                               TO HOLDERS OF
                              SPX CORPORATION
  LIQUID YIELD OPTION(TM) NOTES DUE FEBRUARY 6, 2021 (ZERO COUPON-SENIOR)

                 CUSIP NUMBERS: 784635 AC 8 AND 784635 AD 6

     NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of February 6, 2001 (the "Indenture"), between SPX Corporation, a Delaware corporation (the "Company" or "SPX") and JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank, a national banking association organized and existing under the laws of the United States of America (the "Paying Agent"), relating to the Liquid Yield Option(TM) Notes due February 6, 2021 (Zero Coupon-Senior) of the CompanY (the "Securities"), that at the option of the holder thereof (the "Holder"), the Securities will be purchased by the Company for $663.86 per $1,000 principal amount at maturity of the Securities (the "Purchase Price"), subject to the terms and conditions of the Indenture, the Securities and this Company Notice and related offer materials, as amended and supplemented from time to time (the "Option"). Holders may surrender their Securities from January 6, 2006, through 5:00 p.m., New York City time, on February 6, 2006. This Company Notice is being sent pursuant to the provisions of Section 3.08 of the Indenture and paragraph 7 of the Securities. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

TO EXERCISE YOUR OPTION TO HAVE THE COMPANY PURCHASE THE SECURITIES AND RECEIVE PAYMENT OF $663.86 PER $1,000 PRINCIPAL AMOUNT AT MATURITY OF THE SECURITIES ("$1,000 PRINCIPAL AMOUNT"), YOU MUST VALIDLY SURRENDER THE SECURITIES AND THE ENCLOSED PURCHASE NOTICE TO THE PAYING AGENT (AND NOT HAVE WITHDRAWN SUCH SURRENDERED SECURITIES AND PURCHASE NOTICE), PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, FEBRUARY 6, 2006 (THE "PURCHASE DATE"); SECURITIES SURRENDERED FOR PURCHASE MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, FEBRUARY 6, 2006. THE RIGHT OF HOLDERS TO SURRENDER SECURITIES FOR PURCHASE IN THE OPTION EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, FEBRUARY 6, 2006. HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY ("DTC") NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

     The addresses for the Paying Agent are as follows:

By First Class/Registered/      By Express Delivery     By Hand Only:
Certified Mail:                 Only:
JPMorgan Chase Bank, N.A.       JPMorgan Chase Bank,    JPMorgan Chase Bank,
Worldwide Securities Services   N.A.                    N.A.
P.O. Box 2320                   Worldwide Securities    Worldwide Securities
Dallas, Texas 75221-2320        Services                Services Window
                                2001 Bryan St., 10th    4 New York Plaza, 1st
                                Floor                   Floor
                                Dallas, Texas 75201     New York, New York 10004

   Copies of this Company Notice may be obtained from the Paying Agent at its addresses set forth above.

       The date of this Company Notice is January 6, 2006, as amended
                             January 25, 2006.

                             TABLE OF CONTENTS
                                                                            Page
                                                                            ----
SUMMARY TERM SHEET                                                             1

IMPORTANT INFORMATION CONCERNING THE OPTION                                    3

1.  Information Concerning the Company                                         3

2.  Information Concerning the Securities                                      4

     2.1.  The Company's Obligation to Purchase the Securities                 4

     2.2. Purchase Price                                                       4

     2.3.  Conversion Rights of the Securities                                 4

     2.4.  Market for the Securities and SPX Common Stock                      5

     2.5. Redemption                                                           6

     2.6. Change in Control                                                    6

     2.7. Ranking                                                              6

3.         Procedures to Be Followed by Holders Electing to
           Surrender Securities for Purchase                                   6

     3.1. Method of Delivery                                                   6

     3.2. Purchase Notice                                                      6

     3.3. Delivery of Securities                                               6

4.  Right of Withdrawal                                                        7

5.  Payment for Surrendered Securities                                         7

6.  Securities Acquired                                                        8

7.  Plans or Proposals of the Company                                          8

8.  Interests of Directors, Executive Officers and
    Affiliates of the Company in the Securities                                8

9.  Purchases of Securities by the Company and Its Affiliates                  8

10. Material United States Tax Considerations.                                 9

11. Additional Information                                                    11

12. No Solicitations                                                          11

13. Definitions                                                               11

14. Conflicts                                                                 11

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and accompanying Purchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and accompanying Purchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder's Securities. The Company recommends that you consult your own financial and tax advisors with respect to tax consequences that may vary on an individual basis, and you must make your own decision as to whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender.

                             SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about the Option. To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this Company Notice and the accompanying Purchase Notice because the information in this summary is not complete and those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.

     WHO IS OFFERING TO PURCHASE MY SECURITIES?

     SPX Corporation, a Delaware corporation (the "Company"), is offering to purchase your validly surrendered Liquid Yield Option(TM) Notes due February 6, 2021 (Zero Coupon-Senior) (the "Securities"). (Page 4)

     WHAT SECURITIES ARE YOU SEEKING TO PURCHASE?

     We are offering to purchase all of the Securities surrendered, at the option of the holder thereof (the "Holder"). As of January 24, 2006, there was approximately $994,692,000 aggregate principal amount at maturity of Securities outstanding. The Securities were issued under an Indenture, dated as of February 6, 2001 (the "Indenture"), between the Company and JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank, a national banking association organized and existing under the laws of the United States of America (the "Paying Agent"). (Page 4)

     HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

     Pursuant to the terms of the Indenture, we will pay, in cash, a purchase price of $663.86 per $1,000 principal amount at maturity of the Securities (the "Purchase Price") with respect to any and all Securities validly surrendered for purchase and not withdrawn. (Page 4)

     HOW CAN I DETERMINE THE MARKET VALUE OF THE SECURITIES?

     There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company's operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Option. The Common Stock, $10 par value per share (the "Common Stock") of SPX into which the Securities are convertible is listed on the NYSE and the Pacific Stock Exchange under the symbol "SPW". On January 24, 2006, the last reported sales price of the Common Stock on the NYSE was $47.77 per share. (Page 5)

     WHY ARE YOU MAKING THE OFFER?

     The Company is required to make the offer pursuant to the terms of the Securities and the Indenture. (Page 4)

     WHAT DOES THE BOARD OF DIRECTORS FOR THE COMPANY THINK OF THE OPTION?

     Although the board of directors for the Company has approved the terms of the Option included in the Indenture, the board of directors for the Company has not made any recommendation as to whether you should surrender your Securities for purchase in the offer. You must make your own decision whether to surrender your Securities for purchase in the offer and, if so, the amount of Securities to surrender. (Page 5)

     WHEN DOES THE OPTION EXPIRE?

     The Option expires at 5:00 p.m., New York City time, on February 6, 2006. The Company will not extend the period Holders have to accept the Option. (Page 4)

     WHAT ARE THE CONDITIONS TO THE PURCHASE BY THE COMPANY OF THE
SECURITIES?

     The purchase by the Company of validly surrendered Securities is not subject to any conditions other than such purchase being lawful. (Page 4)

     HOW DO I SURRENDER MY SECURITIES?

     To surrender your Securities for purchase pursuant to the Option, you must deliver the required documents to the Paying Agent no later than 5:00 p.m., New York City time, on February 6, 2006.

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY ("DTC") NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

  o A Holder whose Securities are held in certificated form must properly complete and execute the Purchase Notice, and deliver such notice to the Paying Agent, with any other required documents and the certificates representing the Securities to be surrendered for purchase, on or before 5:00 p.m. New York City time, on the Purchase Date.

  o A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities on the Holder's behalf.

  o A Holder who is a DTC participant may elect to surrender their Securities by delivering to the Paying Agent's account at DTC through DTC's book-entry system his or her beneficial interest in the Securities on or before 5:00 p.m., New York City time, on the Purchase Date.

  o Holders who are DTC participants should surrender their Securities electronically through DTC's Automated Tenders over the Participant Terminal System ("PTS"), subject to the terms and procedures of that system on or before 5:00 p.m., New York City time, on the Purchase Date. (Pages 6-7)

     IF I SURRENDER, WHEN WILL I RECEIVE PAYMENT FOR MY SECURITIES?

     We will accept for payment all validly surrendered Securities promptly upon expiration of the Option. We will promptly forward to the Paying Agent, prior to 10:00 a.m., New York City time, on February 7, 2006, the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Paying Agent will promptly distribute the cash to the Holders. (Page 7)

     UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY SURRENDERED SECURITIES?

     You can withdraw Securities previously surrendered for purchase at any time until 5:00 p.m., New York City time, on February 6, 2006. (Page 7)

     HOW DO I WITHDRAW PREVIOUSLY SURRENDERED SECURITIES?

     To withdraw previously surrendered Securities, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent prior to 5:00 p.m., New York City time, on February 6, 2006.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC. (Page 7)

     DO I NEED TO DO ANYTHING IF I DO NOT WISH TO SURRENDER MY SECURITIES FOR PURCHASE?

     No. If you do not deliver a properly completed and duly executed Purchase Notice before the expiration of the Option, we will not purchase your Securities and such Securities will remain outstanding subject to their existing terms. (Page 6)

     IF I CHOOSE TO SURRENDER MY SECURITIES FOR PURCHASE, DO I HAVE TO SURRENDER ALL OF MY SECURITIES?

     No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for purchase. If you wish to surrender a portion of your Securities for purchase, however, you must surrender your Securities in a principal amount at maturity of $1,000 (the "$1,000 principal amount") or an integral multiple thereof. (Page 6)

     IF I DO NOT SURRENDER MY SECURITIES FOR PURCHASE, WILL I CONTINUE TO BE ABLE TO EXERCISE MY CONVERSION RIGHTS?

     Yes. If you do not surrender your Securities for purchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount at maturity of a Security into
9.6232 shares of Common Stock (including preferred stock purchase rights) of SPX, subject to the terms, conditions and adjustments specified in the Indenture. (Page 5)

     IF I AM A U.S. RESIDENT FOR U.S. FEDERAL INCOME TAX PURPOSES, WILL I HAVE TO PAY TAXES IF I SURRENDER MY SECURITIES FOR PURCHASE IN THE OPTION?

     The receipt of cash in exchange for Securities pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes and you may recognize gain, income, loss or deduction. You should consult with your own tax advisor regarding the actual tax consequences to you. (Pages 9-10)

     WHO IS THE PAYING AGENT?

     The JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank (the "Trustee"), is serving as Paying Agent in connection with the Option. Its address and telephone number are set forth on the front cover page of this Company Notice. (Page 4)

     WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OPTION?

     Questions and requests for assistance in connection with the surrender of Securities for purchase in the Option may be directed to Frank Ivins at JPMorgan Chase Bank, N.A. at (214) 468-6464.

                IMPORTANT INFORMATION CONCERNING THE OPTION

     1. INFORMATION CONCERNING THE COMPANY. SPX Corporation, a Delaware corporation (the "Company" or "SPX"), is offering to purchase its Liquid Yield Option(TM) Notes due February 6, 2021 (Zero Coupon-Senior) (the "Securities").

     SPX is a global multi-industry company that is focused on profitably growing a number of platform businesses that have scale and growth potential. SPX is a multinational corporation with operations in over 20 countries. As of September 30, 2005, SPX had approximately 18,500 employees worldwide. Its strategy is to create market advantages through technology, service and product leadership by expanding its market focus to offer full customer solutions and by building critical mass through strategic acquisitions. Its business strategy is focused on an integrated leadership process that aligns performance measurement, decision support, compensation and communication. SPX is a global provider of technical products and systems, industrial products and services, flow technology and service solutions. Its products are used by a broad array of customers in various industries, including chemical processing, pharmaceuticals, infrastructure, mineral processing, petrochemical, telecommunications and power generation.

     The Company maintains its registered and principal executive offices at 13515 Ballantyne Corporate Place, Charlotte, North Carolina 28277. The telephone number there is (704) 752-4400.

     2. INFORMATION CONCERNING THE SECURITIES. The Securities were issued under an Indenture, dated as of February 6, 2001 (the "Indenture"), between the Company and JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank, a national banking association organized and existing under the laws of the United States of America (the "Paying Agent"). The Securities mature on February 6, 2021.

     2.1. THE COMPANY'S OBLIGATION TO PURCHASE THE SECURITIES. Pursuant to the terms of the Securities and the Indenture, unless earlier redeemed, the Company is obligated to purchase all Securities validly surrendered for purchase and not withdrawn, at the Holder's option on February 6, 2006 and February 6, 2011. The purchase price will be $663.86 per LYON on February 6, 2006 and $761.00 per LYON on February 6, 2011.

     This Option will expire at 5:00 p.m., New York City time, on February 6, 2006 (the "Purchase Date"). The Company will not extend the period Holders have to accept the Option. The purchase by the Company of validly surrendered Securities is not subject to any conditions other than such purchase being lawful.

     2.2. PURCHASE PRICE. Pursuant to the Indenture, the purchase price to be paid by the Company for the Securities on February 6, 2006 is $663.86 per $1,000 principal amount at maturity of the Securities (the "Purchase Price"). The Purchase Price will be paid in cash with respect to any and all Securities validly surrendered for purchase and not withdrawn prior to the Purchase Date. Securities surrendered for purchase will be accepted only in principal amounts at maturity equal to $1,000 (the "$1,000 principal amount") or integral multiples thereof. The Original Issue Discount (as defined in the Indenture) will cease to accrue on the Purchase Date unless the Company defaults in making payment on Securities validly surrendered for purchase and not withdrawn.

     The Purchase Price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or the Common Stock. Thus, the Purchase Price may be significantly higher or lower than the current market price of the Securities. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and the Common Stock before making a decision whether to surrender their Securities for purchase.

     None of the Company or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for purchase and, if so, the principal amount of Securities to surrender based on such Holder's assessment of current market value of the Securities and the Common Stock and other relevant factors.

     2.3. CONVERSION RIGHTS OF THE SECURITIES. The Securities are convertible into SPX Common Stock (including preferred stock rights) in accordance with and subject to the terms of the Indenture and paragraphs 9 and 10 of the Securities. The conversion rate of the Securities as of February 6, 2006 is 9.6232 shares of Common Stock (including preferred stock purchase rights) per $1,000 principal amount of the Securities. The Paying Agent is currently acting as Conversion Agent for the Securities.

     Holders that do not surrender their Securities for purchase pursuant to the Option will maintain the right to convert their Securities into Common Stock (including preferred stock purchase rights), subject to the terms, conditions and adjustments specified in the Indenture. Any Securities as to which a Purchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Purchase Notice has been validly withdrawn prior to 5:00 p.m., New York City time, on the Purchase Date, as described in Section 4 hereto.

     2.4. MARKET FOR THE SECURITIES AND SPX COMMON STOCK. There is no established reporting system or trading market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company's operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Option. The Securities are held through The Depository Trust Company ("DTC"). As of January 24, 2006, there was approximately $994,692,000 aggregate principal amount at maturity of Securities outstanding and DTC was and is the sole record holder of the Securities.

     The Common Stock of SPX into which the Securities are convertible is listed on the NYSE and the Pacific Stock Exchange under the symbol "SPW." The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on the NYSE. This table gives effect to the October 24, 2002 two-for-one split of the Common Stock of SPX.

     In December 2003, the board of directors for the Company approved the implementation of a quarterly dividend program that began in 2004. Pursuant to the program, the Company expects to declare a quarterly dividend payable early in each fiscal quarter. The first dividend was paid early in the second quarter 2004. The board of directors for the Company approved an initial target quarterly dividend level of $0.25 per share. The actual amount of each quarterly dividend, as well as each declaration date, record date and payment date, is subject to the discretion of the board of directors for the Company, and the target dividend level may be adjusted during the year at the discretion of the board of directors for the Company. The factors the board of directors for the Company is expected to consider in determining the actual amount of each quarterly dividend will include the Company's financial performance and on-going capital needs, its ability to declare and pay dividends under the terms of its credit facility and indenture, and other factors deemed relevant.

                                                           High          Low
                                                           ----          ---
2006
     1st Quarter (through January 24, 2006)           $    47.88    $   45.62
2005
     4th Quarter                                      $    48.28    $   42.05
     3rd Quarter                                           50.15        43.30
     2nd Quarter                                           46.37        37.83
     1st Quarter                                           47.90        37.85
2004
     4th Quarter                                      $    46.80    $   35.34
     3rd Quarter                                           46.51        32.46
     2nd Quarter                                           49.50        40.92
     1st Quarter                                           63.16        41.51

     On January 24, 2006, the last reported sales price of the Common Stock on the NYSE was $47.77 per share. As of such date, there were approximately 60,512,853 shares of Common Stock outstanding. We urge you to obtain current market information for the Securities, to the extent available, and the Common Stock before making any decision to surrender your Securities pursuant to the Option.

     2.5. REDEMPTION. The Securities are not redeemable by the Company prior to February 6, 2006. Beginning on February 6, 2006, the Securities are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to the Issue Price (as defined in the Indenture) plus accrued Original Issue Discount (as defined in the Indenture and as provided for in the Securities) to the date of redemption.

     2.6. CHANGE IN CONTROL. The Holder may require the Company to redeem his or her securities if there is a Change in Control (as defined in the Indenture) at a redemption price equal to the Issue Price (as defined in the Indenture) plus accrued Original Issue Discount (as defined in the Indenture) to the date of redemption.

     2.7. RANKING. The Securities are unsecured and unsubordinated obligations of the Company. The Securities rank equal in right of payment with all of the Company's existing and future unsecured and unsubordinated indebtedness. The Securities are effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries and to the Company's obligations that are secured to the extent of the security, including the indebtedness under the Company's amended and restated credit agreement.

     3. PROCEDURES TO BE FOLLOWED BY HOLDERS ELECTING TO SURRENDER SECURITIES FOR PURCHASE. Holders will not be entitled to receive the Purchase Price for their Securities unless they validly surrender and do not withdraw the Securities on or before 5:00 p.m., New York City time, on the Purchase Date. Only registered Holders are authorized to surrender their Securities for purchase. Holders may surrender some or all of their Securities; however, any Securities surrendered must be in $1,000 principal amount or an integral multiple thereof.

     If Holders do not validly surrender their Securities on or before 5:00 p.m., New York City time, on February 6, 2006, their Securities will remain outstanding subject to the existing terms of the Securities.

     3.1. METHOD OF DELIVERY. The method of delivery of Securities, the related Purchase Notice and all other required documents, including delivery through DTC and acceptance through DTC's Automatic Tenders over the Participant Terminal System ("PTS"), is at the election and risk of the person surrendering such Securities and delivering such Purchase Notice and, except as expressly otherwise provided in the Purchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Security or the Purchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Purchase Date to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on February 6, 2006.

     3.2. PURCHASE NOTICE. Pursuant to the Indenture, the Purchase Notice must contain:

  o  the certificate number of the Securities being delivered for purchase;

  o the portion of the principal amount of the Securities which will be delivered to be purchased, which portion must be in principal amounts of $1,000 at maturity or an integral multiple thereof; and

  o a statement that such Securities shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in the Indenture and paragraph 7 of the Securities.

     3.3. DELIVERY OF SECURITIES.

     Securities in Certificated Form. To receive the Purchase Price, Holders of Securities in certificated form must deliver to the Paying Agent the Securities to be surrendered for purchase and the accompanying Purchase Notice, or a copy thereof, on or before 5:00 p.m., New York City time, on the Purchase Date.

     Securities Held Through a Custodian. A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities for purchase on the Holder's behalf.

     Securities in Global Form. A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the
Securities by:

  o delivering to the Paying Agent's account at DTC through DTC's book-entry system his or her beneficial interest in the Securities on or prior to 5:00 p.m., New York City time, on the Purchase Date; and

  o electronically transmitting his or her acceptance through DTC's PTS, subject to the terms and procedures of that system on or prior to 5:00 p.m., New York City time, on the Purchase Date. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Purchase Notice.

     SECURITIES AND THE PURCHASE NOTICE MUST BE DELIVERED TO THE PAYING AGENT TO COLLECT PAYMENT. DELIVERY OF DOCUMENTS TO DTC OR THE COMPANY DOES NOT CONSTITUTE DELIVERY TO THE PAYING AGENT.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

     4. RIGHT OF WITHDRAWAL. Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date. In order to withdraw Securities, Holders must deliver to the Paying Agent written notice, substantially in the form enclosed herewith, containing:

  o the certificate number(s) and principal amount at maturity of the Securities with respect to which such notice of withdrawal is being submitted;

  o the principal amount at maturity, if any, of such Securities which remain subject to the original Purchase Notice and which have been or will be delivered for purchase by the Company; and

  o the Holder's signature, in the same manner as the original signature on the Purchase Notice by which such Securities were surrendered for purchase.

     The signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15 of the Exchange
Act) unless such Securities have been surrendered for purchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Securities will be deemed not validly surrendered for purposes of the Option. Securities withdrawn from the Option may be resurrendered by following the surrender procedures described in Section 3 above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

     5. PAYMENT FOR SURRENDERED SECURITIES. We will promptly forward to the Paying Agent, prior to 10:00 a.m., New York City time, on February 7, 2006 the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Paying Agent will promptly distribute the cash to each Holder that has validly delivered its Securities and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on the Purchase Date.

     The total amount of funds required by the Company to purchase all of the Securities is approximately $660.3 million (assuming all of the Securities are validly surrendered for purchase and accepted for payment). In the event any Securities are surrendered and accepted for payment, the Company intends to use cash to purchase the Securities. The Company does not have an alternative financing plan at this time.

     6. SECURITIES ACQUIRED. Any Securities purchased by the Company pursuant to the Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

     7. PLANS OR PROPOSALS OF THE COMPANY. The Company currently has no plans which would be material to a Holder's decision to surrender
Securities for purchase in the Option, which relate to or which would result in:

  o any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

  o any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

  o any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

  o any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

  o any other material change in the corporate structure or business of the Company;

  o any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

  o any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

  o  the suspension of the obligation of the Company to file reports under
     Section 15(d) of the Exchange Act;

  o the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

  o any changes in the charter, bylaws or other governing instruments of the Company, or other actions that could impede the acquisition of control of the Company.

     8. INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES OF THE COMPANY IN THE SECURITIES. EXCEPT AS OTHERWISE DISCLOSED BELOW, TO THE KNOWLEDGE OF THE COMPANY:

  o none of the Company, or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Securities;

  o none of the officers or directors of the subsidiaries of the Company has any beneficial interest in the Securities;

  o  the Company will not purchase any Securities from such persons; and

  o during the 60 days preceding the date of this Company Notice, none of such officers, directors or affiliates has engaged in any transactions in the Securities.

     A list of the directors and executive officers of SPX is attached to this Company Notice as Annex A.

     9. PURCHASES OF SECURITIES BY THE COMPANY AND ITS AFFILIATES. Each of the Company and its affiliates, including their executive officers and directors, is prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Option until at least the tenth business day after the Purchase Date. Following such time, if any Securities remain outstanding, the Company and its affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price. Any decision to purchase Securities after the Option, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Option, the market price of the Common Stock, the business and financial position of the Company, and general economic and market conditions.

     10. MATERIAL UNITED STATES TAX CONSIDERATIONS.

     U.S. Federal Income Tax Considerations. The following discussion is a summary of the material U.S. federal income tax considerations relating to the surrender of Securities for purchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to Holders who hold Securities as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding Securities as a position in a "straddle," "hedge," "conversion" or other integrated transaction for tax purposes, persons who own, directly or indirectly, 10% or more of SPX's voting power, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.

     For purposes of this discussion, a "U.S. Holder" means a beneficial owner of Securities that is, for U.S. federal income tax purposes: a citizen or resident of the United States as defined in Section 7701 of the Code; a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to U.S. federal income tax regardless of its source; a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions. As used herein, the term "non-U.S. Holder" means a beneficial owner of Securities, other than a partnership, that is not a U.S. Holder as defined above. The tax treatment of a partnership that holds Securities will generally depend on the status of the partners and the activities of the partnership. Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Securities pursuant to the Option.

     Sale of Securities Pursuant to the Option. A U.S. Holder who receives cash in exchange for Securities pursuant to the Option will recognize taxable gain or loss equal to the difference between (i) the amount of cash received, and (ii) the U.S. Holder's adjusted tax basis in the Securities surrendered.

     A U.S. Holder will have an adjusted tax basis in the Securities that will generally be equal to the U.S. Holder's purchase price for the Securities, increased by any interest income previously accrued by the U.S. Holder, and increased or decreased by the amount of any positive or negative adjustment, respectively, that a U.S. holder has made as a result of a purchase of a Security for an amount other than the adjusted issue price, all as determined under the special regulations governing contingent payment debt instruments (the "CPDI regulations"). Under the CPDI regulations, the adjusted issue price is the issue price of a Security increased by any interest income previously accrued, determined without regard to any adjustment described above. The issue price of a Security is the first price at which a substantial amount of the Securities were sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

     The CPDI regulations are complicated. Each Holder should consult a tax adviser regarding the accrual of interest, any positive and negative adjustments, and the calculation of adjusted tax basis with respect to each Holder's Securities.

     Gain recognized upon the surrender of Securities for cash pursuant to the Option will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Securities are held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     A non-U.S. Holder who receives cash in exchange for Securities pursuant to the Option generally will not be subject to U.S. federal income tax on any gain recognized, provided that: (i) such non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Company's stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, and is not a bank receiving interest described in section 881(c)(3)(A) of the Code; (ii) the non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address;
(iii) such non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in section 911(d)(3) of the Code) or an office or other fixed place of business in the United States; and (iv) such gain is not effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States.

     If a non-U.S. Holder of the Securities is engaged in a trade or business in the United States, and if the gain on the notes is effectively connected with the conduct of such trade or business, the non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on any gain realized on the sale or exchange of the Securities in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

     Backup Withholding. Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Securities for purchase will generally be subject to backup withholding at the rate of 28% of any gross payment if such Holder fails to provide properly completed Form W-9 (or other acceptable substitute). U.S. Holders electing to surrender Securities should complete the Form W-9 which is part of the Purchase Notice and provide it with the Securities being surrendered. If you are a U.S. Holder exempt from backup withholding under the Code, please so indicate in the Form W-9. If a non-U.S. Holder holds Securities through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may apply if the Securities are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Securities pursuant to the Option.

     THE COMPANY RECOMMENDS THAT HOLDERS CONSULT WITH THEIR TAX AND FINANCIAL ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES THAT MAY VARY ON AN INDIVIDUAL BASIS, BEFORE SURRENDERING THEIR SECURITIES FOR PURCHASE.

     11. ADDITIONAL INFORMATION. SPX is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected at the offices of the SEC located at 100 F Street, NE, Washington, DC, 20549. Such material may also be accessed electronically by means of the SEC's home page on the Internet at www.sec.gov. Such reports and other information concerning SPX may also be inspected at the offices of the NYSE located at 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange located at 115 Sansome Street, San Francisco, California 94104.

     The Company has filed with the SEC a Tender Offer Statement on Schedule TO-I, pursuant to Section 13(e)(4) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO-I, together with any exhibits and any amendments thereto (collectively, the "Tender Offer Materials"), may be examined and copies may be obtained at the same places and in the same manner as set forth above.

     The documents listed below contain important information about the Company and its financial condition.

  o SPX's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005, as amended by Amendment No. 3;

  o All other reports filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act since December 31, 2004 up to the date of this Company Notice;

  o  The description of SPX's Common Stock set forth in the SPX
     Registration Statement on Form S-3 (File No. 333-109334) filed on September 30, 2003, including any amendment or report filed with the SEC up to the date of this Company Notice for the purpose of updating such description; and

  o The description of SPX's preferred stock purchase rights set forth in the SPX Registration Statement on Form S-3 (File No. 333-109334) filed on September 30, 2003, including any amendment or report filed with the SEC up to the date of this Company Notice for the purpose of updating such description.

     In the event that any report or amendment is filed with the SEC subsequent to the date of this Company Notice, which discloses any material change to the information set forth in any of the Tender Offer Materials, the Company will promptly amend the Tender Offer Materials to incorporate any such subsequently filed report or amendment or the information contained therein. In addition, if there is conflicting information in these documents, the information in the latest filed documents should be considered correct.

     12. NO SOLICITATIONS. The Company has not employed any persons to make solicitations or recommendations in connection with the Option.

     13. DEFINITIONS. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

     14. CONFLICTS. In the event of any conflict between this Company Notice and the accompanying Purchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

     NONE OF THE COMPANY OR ITS BOARD OF DIRECTORS OR EMPLOYEES ARE MAKING ANY RECOMMENDATION TO ANY HOLDER AS TO WHETHER TO SURRENDER OR REFRAIN FROM SURRENDERING SECURITIES FOR PURCHASE PURSUANT TO THIS COMPANY NOTICE. EACH HOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO SURRENDER HIS OR HER SECURITIES FOR PURCHASE AND, IF SO, THE PRINCIPAL AMOUNT OF SECURITIES TO SURRENDER BASED ON THEIR OWN ASSESSMENT OF CURRENT MARKET VALUE AND OTHER RELEVANT FACTORS.

                                                    SPX CORPORATION

January 6, 2006, as amended January 25, 2006

                                  ANNEX A

                 BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names of each of the members of SPX's board of directors and each of SPX's executive officers.

NAME                          POSITION(S) HELD
-----                         ----------------
Charles E. Johnson II         Chairman of the Board
Christopher J. Kearney        President, Chief Executive Officer and Director
Patrick J. O'Leary            Executive Vice President, Treasurer and Chief
                              Financial Officer
Kevin L. Lilly                Vice President, Secretary and General Counsel
Robert B. Foreman             Executive Vice President, Human Resources and Asia
Thomas J. Riordan             Executive Vice President and Chief Operating
                              Officer
Don Canterna                  Segment President, Flow Technology
Dave Kowalski                 Segment President, Test and Measurement
J. Kermit Campbell            Director
Emerson U. Fullwood           Director
Sarah R. Coffin               Director
Michael J. Mancusco           Director
David P. Williams             Director

     The business address of each person set forth above is c/o SPX Corporation, 13515 Ballantyne Corporate Place, Charlotte, North Carolina 28277. The telephone number there is (704) 752-4400.